Exhibit 99.1

ENTRÉE GOLD REPORTS ON FIRST QUARTER 2013

Vancouver, B.C., May 9, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has filed its interim operational and financial results for the quarter ended March 31, 2013.

Greg Crowe, President and CEO commented, "Entrée successfully closed an approximately $55 million financing package with Vancouver-based Sandstorm Gold during the first quarter of this year.  This financing has provided Entrée with strategic flexibility for existing and future business operations.  We are in a position of financial strength and Entree’s management and directors are committed to striking a balance between cash management and the continuing advancement of the Company’s assets.  The first quarter also saw us initiate discussions with representatives of the Mongolian Government, including the Ministry of Mines, as well as Oyu Tolgoi stakeholders, in order to resolve the temporary restriction on the transfer of the joint venture mining licences.  In Nevada, we began critical path baseline environmental studies at Ann Mason, and we recently commenced a modest exploration program focused on high priority targets that could further enhance the economics of the project.”

Highlights for the quarter ended March 31, 2013 and beyond include:

Sandstorm Gold Financing Package

On February 15, 2013, Entrée announced a comprehensive financing package with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $55 million consisting of three key components:

•
Equity participation and funding agreement providing a $40 million upfront deposit and ongoing payments from Sandstorm.  Entrée will use future payments received from its mineral property interests to purchase and deliver metal credits in amounts that are primarily indexed to Entrée’s share of gold and silver by-products and, to a lesser extent, copper production from the Company’s joint venture property in Mongolia.

•
CAD$10 million private placement, completed on March 1, 2013, pursuant to which Entrée issued 17,857,142 shares to Sandstorm at a price of CAD$0.56 per share.  Sandstorm now holds approximately 12% of the issued and outstanding shares of Entrée.

•	$5 million payment for a 0.4% net smelter return (“NSR”) royalty on the Ann Mason Project in Nevada.

The financing provides an endorsement of Entrée’s assets by a sophisticated third party investor with a long term perspective while limiting shareholder dilution and retaining a substantial majority of the proceeds from future production.  The funding also allows for the advancement of the Company’s key assets and the consideration of future partnerships and other transactions that could enhance shareholder value in the future.

Mongolian Joint Venture Update

On February 27, 2013, Entrée received notification from the Mineral Resources Authority of Mongolia (“MRAM”) advising the Company that the Entrée - Oyu Tolgoi LLC (“OTLLC”) joint venture mining licences MV-15225A and MV-15226A have been put under a temporary administrative suspension.   The suspension extends only to the sale, transfer or lease of the licences.  The licences have not been revoked or cancelled. Entrée is in active and productive discussions to resolve this temporary suspension.

Technical Updates

Lookout Hill, Mongolia

On April 2, 2013, the Company filed an updated technical report titled “Technical Report 2013 on the Lookout Hill Property” (“LHTR13”) prepared under the management of AMC Consultants Pty Ltd in Adelaide, Australia.  The Company’s updated technical report, dated March 28, 2013, is available on SEDAR at www.sedar.com.

LHTR13 discusses the impact of the updated mine plan on the Entrée-OTLLC joint venture property (the “Joint Venture Property”) as well as future development options for the Entree-OTLLC joint venture assets. The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entree-OTLLC joint venture’s Hugo North Extension deposit, were updated.  The probable reserve for Hugo North Extension – Lift 1, effective March 25, 2013, totals 31 million tonnes grading 1.73% copper and 0.62 grams per tonne (“g/t”) gold.

Highlights of LHTR13 include:

•
NSR value of the Hugo North Extension – Lift 1 reserve increased to $95.21/tonne from the $79.40/tonne reported by the Company in March 2012.  The NSR calculation reflects the net value per tonne received for the ore by the mine after all treatment and transport costs and charges. Hugo North remains the most significant value driver for the Oyu Tolgoi mining project.

•
The mineral reserve tonnage on the Joint Venture Property increased from 27 million tonnes to 31 million tonnes compared to the amount previously reported in March 2012, while the copper grade decreased from 1.91% to 1.73% and the gold grade decreased from 0.74 g/t to 0.62 g/t.

•
After factoring in projected increases to capital expenditures and operating costs and a delay in production, the net present value (at an 8% discount rate) of Entrée’s 20% interest in the Hugo North Extension – Lift 1 decreased to $110 million from the $129 million reported by the Company in March 2012.

•	Underground development on Hugo North Extension is planned to commence in 2016, with Lift 1 development production commencing in 2019 and commercial production in 2023.

•
At the new lower base case cut-off of 0.37% copper equivalent (“CuEq”), the inferred resource at the Heruga deposit has increased in size from 910 million tonnes to over 1.8 billion tonnes.  Concurrently, the grade has decreased to 0.38% copper, 0.36 g/t gold and 110 parts per million (“ppm”) molybdenum from the previously reported base case of 0.48% copper, 0.49 g/t gold and 141 ppm molybdenum at a 0.6% CuEq cut-off.

•
A significant portion of the mineralization on the Joint Venture Property has not been included in the updated mining plan and remains in the mineral resource category, including the Hugo North Extension – Lift 2 and the Heruga deposit.

•
Expansion alternatives are under consideration and an updated Phase 2 feasibility study is expected by mid-2014. Further design work and optimization may result in changes to the joint venture development schedule that could bring joint venture production forward relative to the current plan.

LHTR13 uses the same mineral resource estimates previously reported in the Company’s March 2012 technical report.  The base case CuEq assumptions for each deposit were determined using operating cost estimates from the mineral reserves and from mining operations exploiting similar deposits.

Oyu Tolgoi Project Development

In December 2012, the Oyu Tolgoi concentrator was commissioned and first copper-gold concentrate was produced in January 2013.  OTLLC is on schedule for first commercial production from its Southern Oyu open pits in mid-2013, subject to resolution of certain issues between the Government of Mongolia, OTLLC and Rio Tinto.

On March 25, 2013, Turquoise Hill Resources Ltd. (“Turquoise Hill”) announced that project financing for the Oyu Tolgoi mining project continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February.  Bids have been received from a number of banks that would allow Turquoise Hill to achieve its project financing target of $3 billion to $4 billion and discussions are ongoing with the lenders to finalize the terms of those offers.  Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur by mid-2013.

Ann Mason, Nevada

Entrée’s other principal asset is the Ann Mason Project located in the Yerington District of Nevada.

With the completion of a positive preliminary economic assessment (“PEA”) in October 2012, Entrée is now evaluating the most efficient way of advancing the Ann Mason Project. Entrée has commenced a modest exploration program focused on high priority targets that could enhance the economics of the project. The program includes limited additional drilling, particularly to the north and west of the Ann Mason deposit to extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio.  The current drilling program also includes holes to test near-surface oxide copper targets southwest of Ann Mason, between Ann Mason and Blue Hill and west of the existing Blue Hill resource.

Permitting is underway for the purpose of amending the existing Ann Mason Plan of Operations to allow drill testing of high priority exploration targets located on the Ann Mason property.  These include the Blackjack IP and oxide copper targets and Roulette. Entrée has begun critical path environmental baseline studies including wildlife, biology, archaeology and hydrology on portions of the Ann Mason property where the PEA envisions placement of mine facilities and infrastructure.

Corporate Highlights

For the three months ended March 31, 2013, the Company incurred a net loss of $5,091,844 ($0.04 per share) compared to a net loss of US$5,074,832 ($0.04 per share) for the three months ended March 31, 2012.  During the three months ended March 31, 2013, Entrée incurred slightly higher operating expenditures, due to increased general and administrative expenses relative to the three months ended March 31, 2012. This increase is primarily attributable to consultancy and advisory and legal fees associated with closing of the Sandstorm transaction and increased personnel expenses. These operating expenses were partially offset by decreased exploration expenses on the Ann Mason Project and a decreased loss from the Entrée-OTLLC joint venture resulting in decreased losses from equity investee.

Peter Meredith has advised the Company of his decision not to stand for re-election at the Company’s upcoming Annual General Meeting.  The Company thanks Mr. Meredith for his years of service on Entrée’s Board of Directors and wishes him well in his future endeavours.

  SELECTED FINANCIAL INFORMATION

	As at March 31, 2013 (US$)	As at March 31, 2012 (US$)
Working capital (1)	55,119,275	14,344,275
Total assets	108,672,304	73,075,875
Total long term liabilities:
Deferred Revenue	39,417,092	-
Other	15,137,842	13,371,913
(1)	Working Capital is defined as Current Assets less Current Liabilities

All currency in this news release is in US dollars unless otherwise noted.  The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended March 31, 2013 and its Annual Information Form for the year ended December 31, 2012 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining project, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; discussions with third parties regarding material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the Company’s interest in the Joint Venture Property; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi mining complex; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage;as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.